FOXWAYNE ENTERPRISES ACQUISITION CORP.

1 Rockefeller Plaza, Suite 1039

New York, New York 10020

March 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tracie Mariner
Mary Mast
Daniel Crawford
Jeffrey Gabor

Re:	FoxWayne Enterprises Acquisition Corp.
Request to Withdraw Registration Statement on Form S-4
File No. 333-262002

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), FoxWayne Enterprises Acquisition Corp. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-262002), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on January 4, 2022, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement. The Company advises the Commission that no securities have been issued or sold under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you have any questions regarding this application for withdrawal, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031.

Very truly yours,

/s/ Robb Knie
Robb Knie
Chief Executive Officer